May 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	Gain Therapeutics, Inc.

Registration Statement on Form S-3, as amended

File No. 333-265061

Acceleration Request

Requested Date:	June 1, 2022
Requested Time:	4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-265061) (as amended, the “Registration Statement”) to become effective on Wednesday, June 1, 2022 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Courtney T. Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney T. Thorne of Cooley LLP, counsel to the Registrant, at (617) 937-2318.

Very truly yours,

Gain Therapeutics, Inc.

By:	/s/ Eric I. Richman
Eric I. Richman
Chief Executive Officer

cc: Courtney T. Thorne, Cooley LLP